UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Apollo Medical Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03763A207

(CUSIP Number)

Tin Kin Lee, Esq.

1811 Fair Oaks Avenue

South Pasadena, CA 91030

(626) 229-9828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03763A207	13D	Page 2 of 6 pages

1	NAME OF REPORTING PERSONS Kenneth T. Sim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – see item 4 below
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,960,856
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,960,856
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,856 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%(1)(2)(3)
14	TYPE OF REPORTING PERSON IN

(1)   Includes 195,300 shares of common stock subject to warrants that are exercisable within 60 days following the date of this Amendment

(2)   Reporting Person disclaims beneficial ownership of the shares owned by Allied Physicians of California, a Professional Medical Corporation except to the extent of his pecuniary interest therein, and the filing of this report is not an admission that Reporting Person is the beneficial owner of these shares for purposes of Section 16 or for any other purpose.

(3)   Calculated based on 52,804,187 shares of common stock, par value $0.01 per share of Apollo Medical Holdings, Inc., a Delaware corporation outstanding as of February 5, 2020.

CUSIP No. 03763A207	13D	Page 3 of 6 pages

This Amendment No. 3 (this “Amendment”) updates certain information set forth in the Schedule 13D filed on behalf of Kenneth T. Sim, M.D. (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on December 19, 2017, as amended on March 30, 2018 and June 18, 2018 (as amended, the “Schedule 13D”).

As set forth below, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares. The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

ITEM 1.	SECURITY AND ISSUER.

The name of the issuer is Apollo Medical Holdings, Inc., a Delaware corporation (“Issuer”), which has its principal executive offices at 1668 S. Garfield Ave., 2nd Floor, Alhambra, CA 91801. This statement relates to the Issuer’s class of common stock, $.001 par value per share (“Common Stock”).

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       Kenneth T. Sim.

(b)       The Reporting Person’s business address is 1668 S. Garfield Ave., 2nd Floor, Alhambra, CA 91801.

(c)       The Reporting Person’s present principal occupation is Executive Chairman, Co-Chief Executive Officer and Director of the Issuer.

(d)       During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)       During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a United States citizen.

CUSIP No. 03763A207	13D	Page 4 of 6 pages

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4 below.

ITEM 4.	PURPOSE OF TRANSACTION.

On May 10, 2019, the Issuer entered into a series of agreements (collectively, the “Transaction Agreements,” and the transactions contemplated by such Transaction Agreements, the “Transactions”) with two of its affiliates, AP-AMH Medical Corporation, a California professional medical corporation (“AP-AMH”), and Allied Physicians of California, A Professional Medical Corporation (“APC”). The Transaction and each of the Transaction Agreements are fully described in the Form 8-K filed by the Issuer on September 12, 2019.

On September 11, 2019 (the “Effective Time”), with respect to the Transactions, APC purchased 15,015,015 shares of the Issuer’s Common Stock (such purchased shares, the “Transaction Shares”) at a price per share of $19.98 pursuant to a Common Stock Purchase Agreement dated May 10, 2019, as amended by a First Amendment To Stock Purchase Agreement dated August 26, 2019 (as amended, the “Common Stock Purchase Agreement”). The Common Stock Purchase Agreement contains, among other terms and conditions, customary representations and warranties by the Issuer for transactions of this nature, covenants regarding the operation of the Issuer between signing of the Common Stock Purchase Agreement and the closing of the purchase, certain conditions to closing, broad mutual indemnification provisions and other miscellaneous provisions. Under the Common Stock Purchase Agreement, and as more fully described in the Form 8-K filed by the Issuer on September 12, 2019. APC and its officers and directors who are also officers or directors of the Issuer (i.e., the holders of Related Party Votes, as defined in the Stock Purchase Agreement), will instruct the Issuer proxy holders to vote their shares of the Issuer Common Stock in the same proportions as all other votes cast on each proposal at the Special Meeting. The Stock Purchase Agreement further provides that the Issuer’s officers or directors who are also officers or directors of APC will instruct the APC proxy holders to vote their shares of APC common stock in the same proportions as all other votes cast on each proposal that will be brought before the APC special meeting of shareholders held to approve some aspects of the Transactions. Finally, the Stock Purchase Agreement revises the form of the Voting and Registration Rights Agreement, which is attached as an exhibit to the Stock Purchase Agreement, to provide that APC votes in excess of 9.99% will be voted by proxy given to the Issuer’s management, and that those proxy holders will cast the excess votes in the same proportion as all other votes cast on any specific proposal coming before the Issuer’s stockholders. The Transaction Shares sold under the Common Stock Purchase Agreement were not registered under the Securities Act and were issued and sold in a private placement pursuant to Section 4(a)(2) thereof.

CUSIP No. 03763A207	13D	Page 5 of 6 pages

As a result of the Transactions, the Reporting Person’s beneficial ownership was reduced to approximately 3.7% of the outstanding shares of Common Stock, based on 52,804,187 shares of Common Stock outstanding as of the Effective Time

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)       The Reporting Person’s beneficial ownership and percentage of Common Stock as of the date this Schedule 13D is filed is reflected on the cover page of this Schedule 13D.

(b)       The Reporting Person has the sole power to vote or to direct the voting of 1,960,856 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)       On October 8, 2019, the Reporting Person, through the Kenneth T. and Simone S. Sim Family Trust Dated November 7, 2013, purchased 5,000 shares of Common Stock on the open market at an average purchase price of $15.55 using personal funds. On November 11, 2019, the Reporting Person, through the Kenneth T. and Simone S. Sim Family Trust Dated November 7, 2013, purchased 10,000 shares of Common Stock on the open market at an average purchase price of $14.67 using personal funds. On December 8, 2019, the Reporting Person received 86,878 shares of Common Stock that was held back to secure indemnification rights of the Issuer. On December 30, 2019, under the Company’s 2015 Equity Incentive Plan, the Reporting Person was individually granted (1) 61,343 shares of Common Stock and (2) an option to purchase 28,046 shares of Company's Common Stock.

(d)       Not applicable.

(e)       The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on September 11, 2019.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 03763A207	13D	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2020

By:	/s/ Kenneth T. Sim, M.D.
Executive Chairman & Co-CEO of Apollo Medical Holdings, Inc.